ATVROCKN

A Nevada Corporation

_________________________________________________________________________________

1813 Winners Cup Dr., Las Vegas, NV 89117 Telephone: (702) 334-4008

December 5, 2011

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Donald E. Field

Facsimile: 703-813-6967

Re: ATVROCKN

Amendment No. 1 to Registration Statement on Form S-1

Filed November 8, 2011

File No. 333-176909

Dear Mr. Field:

On behalf of ATVROCKN (the “Company”), the undersigned hereby submits a response to certain questions raised by the staff of the U. S. Securities and Exchange Commission (the “Staff”) in its letter of comments dated November 22, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on November 8, 2011. Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

General

1. We note your response to our prior comment one and reissue in part. We also note your legal analysis but were not persuaded that the offering is appropriately characterized as an offering that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Please revise to identify Legal Beagle Services as an underwriter on the cover page and throughout and include a fixed sales price to the public for each registered security for the duration of the offering. In this regard, we note that Legal Beagle Services is not consistently identified as an underwriter throughout the prospectus and the prospectus continues to contain language throughout which indicates that the selling securityholder is permitted to sell shares at-the-market. Please revise the prospectus throughout (e.g. Calculation of Registration Fee table, The Offering, Plan of Distribution, etc.) accordingly.

Response: We have revised the document to consistently state that our selling shareholder is an underwriter. And we removed any language that states the selling securityholder is permitted to sell shares at-the-market.

2. We note your response to our prior comment two and reissue. We note throughout the prospectus that you refer to the registered preferred stock as "convertible preferred," "preferred shares," "Series A Convertible Preferred stock," "Series A Convertible Preferred shares" and "Series A Preferred." Please revise to define the registered preferred stock after the term's initial use and then to consistently refer to such defined term throughout the prospectus.

Response: We have revised the prospectus to define the registered preferred stock after the term's initial use on the prospectus cover page.

3. Please revise the prospectus throughout to remove any text which has been annotated with a strike-through and to remove any superfluous underlining. For example, refer to the last sentence of the fifth paragraph on the Prospectus Cover Page. Please also revise the prospectus throughout to remove any text which copies verbatim the text of our prior comments without modification. For example, refer to the last paragraph of the Research and Development section on page 31.

Response: We have revised the prospectus to remove the strike-outs and to remove any superfluous underlining. We have also deleted the verbatim the text of your prior comments.

Registration Statement Cover Page

4. We note your disclosure in footnote 2 to the "Calculation of Registration Fee" table that "[t]here is no current market for the securities and the price at which the shares held by the selling security holders will be sold is unknown. "Please delete this reference and revise the "Proposed Offering Price Per Share" column to indicate that the offering of each class of registered securities will instead be conducted at fixed prices for the duration of the offerings. Please also revise to recalculate the registration fees in accordance with the appropriate provisions of Rule 457 of the Securities Act of 1933 and to specify the provisions relied upon. Please also revise the last sentence of footnote 2 and the prospectus throughout accordingly. Please refer to comment one above.

Response: We have revised the cover page, whereby we deleted the noted reference revised the “Proposed Offering Price Per Share” column and revised footnote 2 accordingly.

5. We note your disclosure in footnote 4 to the "Calculation of Registration Fee" table that "[t]he aggregate offering price includes offering expenses of $500, which will result in net proceeds to the Company of $4,500." As it appears that your offering expenses are greater than your offering proceeds, please reconcile this disclosure with the Other Expenses of Issuance and Distribution section on page II-1 which details anticipated offering expenses of $10,647. Please also revise the prospectus throughout to remove any implication that you will receive net proceeds from the company's offering.

Response: Footnote 4 now states, “the aggregate offering price includes offering expenses of proceeds from the offering will be used to replenish previous cash balances which were used to prepay offering expenses.” We have updated the document accordingly.

Prospectus Cover Page

6. We note your response to our prior comment six and reissue. Please revise the prospectus cover page to more clearly distinguish between the offerings being conducted by the company and the selling securityholder. In this regard, we note that you are offering 500,000 shares of common stock and the selling shareholder is offering a) 1,250,000 shares of convertible preferred stock and b) 125,000,000 shares of common stock. The terms and conditions of each offering should be clarified. Refer to Item 501(b) of Regulation S-K. Please also revise the Offering section on page 4 and the prospectus throughout accordingly.

Response: We revise the prospectus cover and the Offering section on page 4 to more clearly distinguish between the offerings being conducted by the company and the selling securityholder.

7. Revise to define the capitalized term, "Offering," the first instance it is used in the third paragraph.

Response: We have revised the document to define the capitalize term “Offering.”

8. We note your response to our prior comment eight and reissue. We note your disclosure in the second sentence of the fourth paragraph that "[you] will not receive any of the proceeds from the sale of shares of Series A Convertible Preferred or the subsequent conversion of its common stock by the selling securityholder." Please revise the fourth paragraph to clarify that you will not receive any of the proceeds from the sale of preferred or common stock by the selling securityholder. Please also revise the prospectus throughout accordingly.

Response: We have revised the document to state that we will not receive any of the proceeds from the sale of preferred or common stock by the selling securityholder.

9. Please revise the fourth paragraph to disclose the fixed price to the public of the preferred stock being offered by the selling securityholder. Refer to Item 501 (b)(3) of Regulation S-K. Please also revise the prospectus throughout accordingly.

Response: We have revised the fourth paragraph to disclose the fixed price to the public of the preferred stock being offered by the selling securityholder.

10. Please revise the fourth paragraph to clarify the duration of the offering being conducted by the selling securityholder. For guidance, refer to Rule 415(a)(2) of the Securities Act of 1933. Please also revise the first risk factor on page 12 and the prospectus throughout accordingly.

Response: We have revised the fourth paragraph to clarify the duration of the offering being conducted by the selling securityholder.

11. We note your response to our prior comment ten and reissue in part. Please revise the fifth sentence of the sixth paragraph to clarify that there is no trading market for your preferred stock or common stock.

Response: We have revised the fifth sentence of the sixth paragraph to clarify that there is no trading market for your preferred stock or common stock.

12. Please delete the phrase "[n]o underwriter will be used" from the last paragraph.

Response: We have deleted the phrase "[n]o underwriter will be used" from the last paragraph.

Prospectus Summary, page 3

Our Company, page 3

13. We note your response to our prior comment 12 and reissue in part. Please revise to briefly provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. Briefly describe the products you currently sell and your existing arrangement with your contract manufacturer in greater detail. Describe your marketing initiatives and relationships with third-parties such as distributors. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion of the time frame for implementing future plans, the steps involved, any obstacles involved before you can commence the planned operations and the need for any additional financing. If additional financing may not be available, please clarify that.

Response: We revised the prospectus to provide a more detailed summary of our business and current operations to include the steps we have taken to date to become an operating company. We have also discussed our need for additional financing and that additional financing may not be available.

14. In the second paragraph under this heading and several other places in the filing you disclose revenue of $5,465 for the 25 units sold in October 2011. Please balance your disclosure by including the cost of these units and other associated costs (e.g., shipping, packaging and warehousing) wherever this revenue amount is disclosed.

Response: We revised the document to balance our disclosure by including the cost associated with our first sale.

15. Please refer to the fourth paragraph. We note that you anticipate $12,000 of public company reporting expenses per year, you have a $5,000 interest expense per year related to the promissory note issued to Dan Berger, and other expenses as detailed in your financial statements (e.g. payroll taxes, general and administrative and salaries, etc.). Please reconcile the above expenses with your anticipated monthly "burn rate" post-offering. We also note your disclosure that based on your current cash reserves, if you are unable to generate sufficient revenues to off-set your cash requirements, you will run out of cash in the second quarter of your 2012 fiscal year. Please revise to disclose the month you will run out of funds without additional capital based upon your anticipated monthly "burn rate" post-offering and on your current cash reserves.

Response: We stated in our response to your comment, “The Company has prepaid its legal and audit expenses through the end of its fiscal year ending May 31, 2012. Therefore, based on current cash reserves, the Company will run out of cash reserves in June, 2012.”

16. Please revise the first sentence of the fourth paragraph to update the reference of "offering circular" to "prospectus."

Response: We revised the first sentence of the fourth paragraph to update the reference of "offering circular" to "prospectus."

17. Please revise the fourth paragraph to quantify the net losses that you have incurred since your inception on December 27, 2010 to your interim period of August 31, 2011.

Response: We have revised the fourth paragraph to quantify the net losses that we have incurred since our inception on December 27, 2010 to our interim period of August 31, 2011.

18. Refer to the last sentence of the fourth paragraph. We note that your auditor has issued a going concern opinion, your limited cash position, and your current liabilities as of August 31, 2011. We also note your disclosure in the Liquidity and Capital Resources section on page 35 that you "expect to incur losses over the next two years." Provide us substantiation for your claim that "future revenues will off-set [your] expenses." Alternatively, revise to state, if true, that you must raise additional capital in order to continue operations and to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months. In this regard, please factor in your anticipated monthly "burn rate" post-offering and any amounts necessary to implement your plan of operations (e.g. the amounts necessary to execute your marketing strategy and to expand your existing product line).

Response: We respectfully note the Staff’s comment. As we cannot predict the future revenues and the claim that "future revenues will off-set [our] expenses." Therefore, we have deleted this wording. We have added disclosure concerning our funding requirements for the next 12 months.

The Offering, page 4

19. We note your response to our prior comment 16 and reissue. Please revise to more clearly distinguish between the offerings being conducted by the company and the selling securityholder. We note that you are offering shares of common stock and the selling shareholder is offering shares of convertible preferred stock and common stock. The summary of each offering should he clarified to include, without limitation, any necessary revisions based upon our previous comments on the terms and conditions of each offering.

Response: We respectfully note the Staff’s comment. We did our best to revise the document to more clearly distinguish between the offerings being conducted by the company and the selling securityholder in the Offering Section on page 4.

20. Please refer to the "Offering Price" paragraph. Please delete the second through fourth sentences in their entirety.

Response: We have deleted the second through fourth sentences in their entirety in the “Offering Price” paragraph.

Selected Financial Data, page 6

21. We note your response to our prior comment 17 and reissue in part. Please refer to the Income Statement Data. We note that the information under the column "From -inception (December 27, 2010) to May 31, 2011 (audited)" does not correspond to your financial statements for the referenced periods. In this regard, we note that the information appears to correspond to the period from inception to August 31, 2011 which was unaudited. Please revise as applicable.

Response: We respectfully note the Staff’s comment. We have updated the numbers under the Income Statement Data, and we now believe they correspond to our financial statements for the referenced periods.

Risk Factors, page 6

22. We note your response to our prior comment 18 and reissue in part. We note that you are registering common and preferred stock. Please revise the introductory paragraphs to consistently reference your common and preferred stock as applicable. Please also revise the risk factors in this section to reference your common and preferred stock in the appropriate circumstances. In this regard, we note that your preferred stock is not addressed in certain applicable risk factors and is referenced in other risk factors which are inapplicable. For example and without limitation, refer to the second risk factors on pages 11, 13 and 15.

Response: We revised the introductory paragraphs to consistently reference our common and preferred stock as applicable.

Risk Factors Relating to Our Financial Condition, page 6

We may not be able to attain profitability without additional funding, page 7

23. We note your response to our prior comment 22 and reissue. Please revise to quantify the net losses that you have incurred since your inception on December 27, 2010 to your interim period of August 31, 2011. Also revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your plan of operations.

Response: We have revised the document to quantify the net losses that we have incurred since your inception on December 27, 2010 to your interim period of August 31, 2011. We also added near term and long term additional financing requirements.

We have an outstanding promissory note in the principal amount of $25,000, page 7

24. Please revise to discuss in greater detail the prepayment penalty associated with this promissory note. Please also clarify the maturity date of the promissory note, how you intend to pay off the promissory note, and any risks associated with such plan. Refer to Note 4 and Note 9 on pages F-8a and F-12a of your financial statements for the audited period ending on May 31, 2011.

Response: We revised the document to discuss in greater detail the prepayment penalty associated with this promissory note.

Company Risk Factors, page 7

Our management has discretion as to how to use any proceeds, page 11

25. Please revise to remove references to your preferred stock in this risk factor as you will not receive any proceeds from the sale of preferred stock by the selling securityholder. Please also revise to clarify that the offering by the company will not result in any net proceeds but rather a net shortfall.

Response: We revised the document to remove references concerning our preferred stock in this risk factor as it is not applicable to this class of shares and we added, “Since the offering expenses exceed the amount of the maximum offering by the company, the offering will result in a net shortfall to the Company.”

Risk Factors Relating to Our Preferred Stock and Common Stock, page 12

We may have difficulty in meeting the qualifications for the quotation of our securities, page 15

26. Please revise to clarify that you have no current plans to apply to have your preferred stock listed or quoted.

Response: We have clarified this risk factor that applies to our common stock and we do not have plans to apply to have our preferred stock listed or quoted.

Use of Proceeds, page 16

27. We note your response to our prior comment 29 and reissue. Item 504 of Regulation S-K requires you to state the principal purposes for which the net proceeds of the offering are intended to he used. Your disclosure, however, does not deduct your anticipated offering of $10,647 from the gross proceeds. Please revise the table to begin with gross proceeds, then subtract anticipated offering expenses, and then detail the net shortfall under each funding scenario. To the extent cash on hand will be used to fund any shortfall or to the extent that cash on hand in the past was used to prepay certain offering expenses, please revise to include appropriate footnote disclosure to detail those amounts. Please also revise. The Offering section on page four and the prospectus throughout accordingly.

Response: We have revised the Use of Proceeds table accordingly, and we also revised the Offering section on page 4 and the prospectus.

Selling Security Holders, page 18

28. We note your response to our prior comment 31 and reissue in part. We note that this section continues to focus on the sale of common stock by the selling securityholder. In this regard, we note the last sentence of the first paragraph does not disclose the fixed price of the preferred and common stock to be offered by the selling securityholder and the second paragraph continues to focus on the sale of common stock by the selling securityholder. Please revise this section accordingly.

Response: We revised the document to discuss both preferred and common shares. We also disclosed the fixed price of the preferred and common stock to be offered by the selling securityholder.

29. We note your response to our prior comment 32 and reissue. The table on page 18 lists "Legal Beagle Services" as the only selling securityholder. However, you have made references to "selling securityholders," "selling security holders" and "selling shareholders" throughout the prospectus. Please revise the prospectus throughout accordingly.

Response: We have revised the prospectus throughout to refer to Legal Beagle Services as the selling shareholder in the singular.

30. We note your response to our prior comment 33 and reissue in part. Please revise footnote 2 to include the purchase price per share of the preferred stock on May 31, 2011. Please also revise the last sentence of footnote 2 to clarify that the preferred stock issued contained a legend restricting transferability absent registration or an applicable exemption. Please also confirm whether any material agreements exist with respect to the May 31, 2011 transaction.

Response: We have revised footnote 2 to: 1) include the purchase price per share of the preferred stock on May 31, 2011; 2) to clarify that the preferred stock issued contained a legend restricting; and 3) confirmation that no material agreements exist with respect to the May 31, 2011 transaction.

31. Please revise the second to last paragraph and the associated assumption. We note that the assumption appears to be missing certain negative phrases. Please revise.

Response: We completely revised the second to last paragraph and the associated assumption.

Determination of Offering Price, page 19

32. We note your response to our prior comment 37 and reissue. Please revise to clarify how the offering price of the registered preferred and common stock was determined. In this regard, we note that this section should be revised to clearly disclose the fixed offering price for each registered security to include the various factors considered in determining such offering price. Refer to Item 505 of Regulation S-K.

Response: We revised the prospectus to clarify how the offering price of the registered preferred and common stock was determined.

Plan of Distribution, page 19

33. We note your response to our prior comment 39 and reissue. Please revise to remove any language which indicates that the selling securityholder will be able to sell common stock at-the-market once your common stock is quoted on the OTC Bulletin Board. Please also revise the Selling Security Holders Distribution section on page 22 accordingly.

Response: We revised to remove the language which indicates that the selling securityholder will be able to sell common stock at-the-market once our common stock is quoted on the OTC Bulletin Board.

The Offering, page 19

34. Please refer to the sixth paragraph. Please reconcile the first two sentences with your disclosure on the Prospectus Cover Page that the offering will close on December 31, 2011 unless terminated earlier or extended by management for an additional six months.

Response: We revised the sixth paragraph to reconcile the our disclosure on the Prospectus Cover Page.

Selling Security Holders Distribution, page 22

35. We note that the registration statement registers preferred and common stock to be offered by the selling securityholder. Please revise this section accordingly.

Response: We revised this section to include both the preferred and common stock.

36. Please revise the first paragraph to confirm that regardless of sales method the selling securityholder will sell the registered preferred and common stock at fixed prices for the duration of the offering.

Response: We have revised the first paragraph to confirm that regardless of sales method the selling securityholder will sell the registered preferred and common stock at fixed prices for the duration of the offering.

37. Please delete the third paragraph in its entirety as the selling securityholder will not be permitted to sell the registered preferred or common stock at-the-market.

Response: We have deleted the third paragraph in is entirety.

38. We note your disclosure in the sixth paragraph that the selling securityholder "may be deemed to be an `underwriter." Please revise to state that Legal Beagle Services is an "underwriter" within the meaning of the Securities Act of 1933 with respect to this offering. Please also revise any other similar references in the prospectus accordingly.

Response: We have revised to state that Legal Beagle Services is an "underwriter" within the meaning of the Securities Act of 1933 with respect to this offering.

Penny Stock Regulations, page 23

39. We note that the disclosure in this section related to Penny Stock regulations is focused on your common stock. To the extent applicable, please revise to also address your preferred stock. Please also revise the prospectus throughout accordingly.

Response: We revised the document to clearly state both our preferred and common stock are penny stocks.

Blue Sky Restrictions on Resale, page 24

40. We note your response to our prior comment 40 and reissue. We note that the disclosure in this section related to Blue Sky restrictions is focused on your common stock. To the extent applicable, please revise the last two sentences of the first paragraph on page 24 to also address your preferred stock. Please also revise the prospectus throughout accordingly.

Response: We have revised the prospectus here and throughout to address our preferred stock.

Description of Business, page 28

41. We note your response to our prior comment 47 and reissue. Please revise the Company History and Overview sections here and the Our Company section on page 3 to provide a clear picture of your business and current operations at the time of effectiveness and, in particular, its anticipatory nature. Please revise to discuss in greater detail the steps you have taken to date to become an operating company. In this regard, we note your current disclosure continues to be general in nature and you have not discussed your specific current operations. We also note that you discuss your anticipated marketing strategy but you have not discussed the estimated timeline and related costs. Additionally, please revise to clarify that you currently only have one product (not "product(s)"). To the extent you discuss your future plans for operations, the discussion should be balanced with a time frame for implementing future plans, the material steps involved and any obstacles involved before you can commence the planned operations, including the need for additional financing. If financing is currently not available, please make that clear.

Response: We have revised the Company History and Overview sections and Our Company section on page 3 to provide a clear picture of our business and current operations. We discussed our future plans for operations, with a time frame for implementing our future plans and that financing is currently not available to us to expand our one product business line.

Overview, page 28

42. We note your response to our prior comment 49 and reissue in part. We note your disclosure that you are currently marketing a black generic plastic housing audio/lighting unit that management believes will fit on 80% of all ATV's on the market. Please revise to state the basis for this belief, or alternatively, please delete.

Response: We respectfully note the Staff’s comment, and we deleted the belief of management.

ATV Market Size, page 29

43. We note that the ATV market affects your sales as you cater towards the ATV and UTV markets. We further note that ATV sales have declined each year since 2004. Please revise to include a risk factor disclosing the risks of targeting a market that is at a decline or revise the first risk factor on page 8 accordingly.

Response: We have revised the first risk factor on page 8 which now discusses the decline of the ATV market and the adverse effect on our business.

Marketing Strategy, page 30

44. We note your response to our prior comment 54 and reissue in part. We note that the offering by the company does not result in net proceeds but rather a net shortfall. We also note that your marketing strategy contemplates the creation of marketing material, the future sales of units at a discount to facilitate display models, and the targeting of five large 12 volt distributors within the next 12 months. Please revise to discuss and quantify the costs associated with executing this marketing strategy.

Response: We revised the document to discuss and quantify the costs associated with executing our marketing strategy.

Management's Discussion and Analysis or Plan of Operation, page 32

Plan of Operation, page 32

45. We note your response to our prior comment 60 and reissue. Please revise here, the Background section on page 33 and the Business Plan Timeline section on page 34 to include a more detailed plan of operations for the next 12 months. In the discussion of your plan of operations, please balance the discussion by including specific information regarding each material event or proposed step required to pursue your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your plan of operations. For example, discuss in greater detail your marketing and business line expansion plans and any associated costs. If financing is currently not available to you, please make that clear.

Response: We added two new paragraphs under the Background section on page 33 which expands our discussion concerning our plan of operation for the next 12 months. We have also disclosed that financing is currently not available to us.

Business Plan Timeline, page 34

46. We note your response to our prior comment 62 and reissue in part. Please revise to clarify that any proceeds received from the offering will be used to replenish previous cash balances which were used to prepay offering expenses. For each milestone in your business plan, please revise to detail the associated costs and timelines accompanying each milestone.

Response: We have revised to clarify that any proceeds received from the offering will be used to replenish previous cash balances which were used to prepay offering expenses and we added the associated costs and timelines.

Liquidity and Capital Resources, page 35

47. We note your response to our prior comment 63 and reissue. We note your limited cash balance, your current liabilities, your expectation to incur losses over the next two years, and your statements throughout the prospectus that you may not have sufficient cash flow to continue to operate for the next 12 months. However, you also state that you believe that you can generate sufficient revenues over the next twelve months to cover expenses. Please revise to quantify your expected near term, meaning less than 12 months, and long term, meaning greater than 12 months, financing requirements which are necessary to continue operations and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Response: As stated in the document, based on our current burn rate versus cash reserves, and prepaid services, we expect to run out of funds in June, 2012. Between now and June, 2012, we shall determine if we can generate additional revenues to sustain our operations. We also stated in the document that if we decide to expand our one product line, we would need approximately $25,000 in outside funding.

48. We note that a number of statements throughout the prospectus related to your liquidity position are inconsistent. For example, on the Prospectus Cover Page, you indicate that management believes the company can generate sufficient revenues in the next 12 months to sustain your operations. However, in the second risk factor on page 6 and elsewhere, you indicate that because of your going concern that you plan to raise additional funds through private placements. Additionally, in the first risk factor on page 7, you indicate that management believes the company only has sufficient funds for the next 12 months to implement its business plan on a limited basis. Further, in the Plan of Operations section on page 32, you indicate that you have serious concerns as to whether you will have sufficient cash flow to continue to operate for the next 12 months. Please revise the prospectus throughout to reconcile the various statements regarding your liquidity position.

Response: We have revised the document to state that management is uncertain that the Company can generate sufficient revenues over the next twelve months to cover its expenses.

Cash Requirements, page 36

49. We note your response to our prior comment 64 and reissue in part. We note that the offering by the company will not have any net proceeds but rather will have a net shortfall. Please revise to clarify that any proceeds received from the offering will be used to replenish previous cash balances which were used to prepay offering expenses. Please also revise to clarify your cash requirements for the next 12 months in comparison to your current cash balances plus any proceeds received from this offering. In this regard, please discuss your anticipated monthly "burn rate" post-offering, the month you will run out of funds without additional capital, and any amounts necessary to continue operations and to implement your plan of operations.

Response: We have revised to clarify our anticipated monthly cash requirements "burn rate" post-offering, the month we will run out of funds without additional capital, and any amounts necessary to continue operations and to implement our plan of operations. We added a new paragraph on page 36 to address this comment. (See third paragraph under cash requirements.)

Financial Statements, page 45

Year Ended May 31, 2011, page F-2a

Notes to Financial Statement. page F-6a

Note 9. Secured Note Payable page F-12a

50. Please clarify the prepayment provision. It appears from the note in Exhibit 10.1 to the filing, the prepayment penalty of $5,000 is due, and the $30,000 buy back of the preferred shares and security interest in the tooling mold would be effective, at the maturity date of the note of May 23, 2012 because the maturity date is within the 12 months prepayment penalty period. Conform the corresponding disclosure in the notes to the interim financial statements included in the filing.

Response: We have clarified the prepayment provision of the outstanding Note, and we have conformed the corresponding disclosure in the notes of the interim financial statements included in the filing.

51. Please clarify the following provisions within the note contained in Exhibit 10.1:

"2. Maturity/Prepayment.

(A) Subject to payment(s) pursuant to Article "1" of this Note, $30,000 and any accrued and unpaid interest shall be due and payable on May 23, 2012 (the "Maturity Date").

(13) Subject to payment pursuant to Article "I" of this Note, $35,000 and any accrued and unpaid interest shall be due and payable on May 23, 2013 (the "Maturity Date")."

Response: May 23, 2012 represents a first milestone, whereby if the Note is prepaid in full before this date, there is a prepayment penalty of $5,000. May 23, 2013 represents a second milestone, whereby if the Note is prepaid in full before this date, this is a prepayment penalty of another $5,000. In other words, the Note holder is promised prepayment penalties for early pay-off of $5,000 per year. If the Note is paid in full during the first year, the second $5,000 prepayment penalty is not applicable.

52. In particular, explain the purpose of provision B with a date of May 23, 2013 and how this relates to provision A and the date therein of May 23, 2012, and the basis upon which either provision becomes effective.

Response: Provision A of the Note is effective now. The Note Holder is receiving interest payments of $1,250 per Quarter. If the Note is not paid-off by May 23, 2012, provision B takes effect. The Note continues to accrue Quarterly interest of $1,250 and must be paid off by May 23, 2013. The parties of the Note specifically wanted the Note written in this manner, so they would understand that the early pay-off prepayment penalty would not exceed $5,000 per year.

Exhibits, page II-4

53. We note that you are incorporating by reference old Exhibits 5.1 and 23.1 and have filed revised Exhibits 5.2 and 23.2. In future amendments, please do not incorporate by reference old exhibits which have been superseded. Instead, file the revised exhibits under the same numbering. For example, the revised opinion of counsel should be filed as Exhibit 5.1 and the reference to Exhibit 5.2 should be removed from the exhibit index. Please refile any revised exhibits and revise the exhibit index accordingly.

Response: We updated the exhibit section, where we do not incorporate by reference old exhibits which have been superseded.

Undertakings, page II-5

54. We note your response to our prior comment 75 and reissue in part. Please refer to Section 7. Please delete the introductory text and the three numbered paragraphs and revise to include only the required undertaking which is included as the final paragraph of this section.

Response: We have deleted the introductory text and the three numbered paragraphs of this section.

Signatures, page II-7

55. We note your response to our prior comment 76 and reissue. Please revise the second half of your signature page to have your director sign in his capacity as such and to include the signature of your principal executive officer, principal financial officer and your controller or principal accounting officer. In this regard, we note that Mr. Guidry has not signed the second half of your signature page in any individual capacity. Rather, Mr. Guidry has signed on behalf of the company. Refer to Instruction 1 to Signatures on Form S-1.

Response: In his individual capacity, Mr. Guidry has now signed the second half of our signature page.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 221-1925.

ATVROCKN
By: /s/ J. Chad Guidry
J. Chad Guidry Principal Executive Officer

cc: Thomas C. Cook, Esq.